

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 18, 2006

*via U.S. mail and facsimile to (716) 695-6015*

Mr. Douglas P. Taylor
Chief Executive Officer
Taylor Devices, Inc.
90 Taylor Drive, P.O. Box 748
N. Tonawanda, NY 14120-0748

> **RE:** **Taylor Devices, Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2005**
> **Filed August 26, 2005**
> **File No. 000-03498**

Dear Mr. Taylor:

We have completed our review of your Form 10-KSB and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief